

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2011

Carole R. Wright
Chief Financial Officer
Innovaro, Inc.
2109 Palm Avenue
Tampa, FL 33605

     Re: UTEK Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 22, 2010
               File No. 001-15941

Dear Ms. Wright:

     We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Daniel L. Gordon
               Branch Chief